Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Li Auto Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO

ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO

REPURCHASE SHARES;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 4 to 9 of this circular.

Notices convening the AGM to be held at Room 108, 339 Dongxindian, Chaoyang District, Beijing on May 17, 2022 at 10:00 a.m., are set out on pages 19 to 24 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 15, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York Time, on May 6, 2022 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

April 12, 2022

– i –

CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	4

1.	Introduction	4

2.	Proposed Re-election of the Retiring Directors	5

3.	Proposed Grant of General Mandate to Issue Shares	6

4.	Proposed Grant of General Mandate to Repurchase Shares	6

5.	Proposed Re-appointment of the Auditor	7

6.	The AGM and Proxy Arrangement	7

7.	Recommendations	9

8.	Further Information	9

APPENDIX I	–	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM	10

APPENDIX II	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	16

NOTICE OF THE ANNUAL GENERAL MEETING	19

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Shares, each representing two Class A Ordinary Shares
“ADS Record Date”	April 13, 2022 (New York time)
“AGM”	the annual general meeting of the Company to be convened on May 17, 2022 at 10:00 a.m. Beijing time to consider and, if thought fit, approve, among other things, the re-election of the retiring directors, the Issuance Mandate, the Repurchase Mandate and the reappointment of the auditor
“Articles” or “Articles of Association”	the fifth amended and restated articles of association of the Company adopted by a special resolutions of the shareholders of the Company on November 16, 2021 and effective on November 16, 2021
“associate(s)”	has the meaning ascribed to it under the Listing Rules
“Board”	the board of Directors
“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business
“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan
“Class A Ordinary Shares”	class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

DEFINITIONS

“Class B Ordinary Shares”	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Amended Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
“Company”	Li Auto Inc. (理想汽車) (formerly known as “Leading Ideal Inc.” and “CHJ Technologies Inc.”), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. and Cyric Point Enterprises Limited
“Depositary”	Deutsche Bank Trust Company Americas, the depositary of our ADSs
“Directors”	the director(s) of the Company from time to time
“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Latest Practicable Date”	April 6, 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on August 12, 2021
“Listing Date”	August 12, 2021
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
“Mr. Li”	Mr. Li Xiang, an executive Director, the Chairman of the Board, the Chief Executive Officer and the Founder of the Company
“Prospectus”	the prospectus of the Company dated August 3, 2021 in connection with the Listing
“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company
“Share Record Date”	April 13, 2022 (Hong Kong time)
“Shareholders”	holder(s) of the Share(s)
“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules
“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules
“weighted voting right”	has the meaning ascribed to it in the Listing Rules
“WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights
“WVR Structure”	has the meaning ascribed to it in the Listing Rules
“%”	per cent

LETTER FROM THE BOARD

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

Executive Directors:	Registered Office:
Mr. LI Xiang (Chairman)	PO Box 309
Mr. SHEN Yanan	Ugland House
Mr. LI Tie	Grand Cayman KY1-1104
Cayman Islands
Non-executive Directors:
Mr. WANG Xing	Head Office and Principal Place of Business in China:
Mr. FAN Zheng	11 Wenliang Street
Independent Non-executive Directors:	Shunyi District
Mr. ZHAO Hongqiang	Beijing 101399
Mr. JIANG Zhenyu	the PRC
Prof. XIAO Xing
Principal Place of Business in Hong Kong:
Level 54, Hopewell Centre
183 Queen’s Road East
Hong Kong

April 12, 2022

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;
(2) PROPOSED GRANT OF GENERAL MANDATE TO

ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO

REPURCHASE SHARES;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at Room 108, 339 Dongxindian, Chaoyang District, Beijing on May 17, 2022. The AGM will commence at 10:00 a.m. (Beijing time).

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)	the proposed re-election of the retiring Directors;

(b)	the proposed grant of a general mandate to issue Shares;

(c)	the proposed grant of a general mandate to repurchase Shares;

(d)	the proposed re-appointment of the Auditor.

2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to the Articles of Association, Fan Zheng, Zhao Hongqiang, Jiang Zhenyu and Xiao Xing shall retire at the AGM and, being eligible, will offer themselves for re-election at the AGM.

The Nominating and Corporate Governance Committee of the Company has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Zhao Hongqiang, Jiang Zhenyu and Xiao Xing, the retiring independent non-executive Directors of the Company, have confirmed their independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nominating and Corporate Governance Committee and the Board considered that the retiring independent non-executive Directors are independent in accordance with the independence guidelines set out in the Listing Rules; and satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nominating and Corporate Governance Committee and the Board therefore recommended the re-election of all the retiring Directors including the aforesaid independent non-executive Directors who are due to retire at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the retiring Directors are set out in Appendix I to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a shareholder may nominate a person to stand for election as a Director.

LETTER FROM THE BOARD

3.       PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

At the extraordinary general meeting of the Company held on November 16, 2021, the Directors were given a general mandate to allot, issue and deal with Shares. Such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of issued Shares as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,709,903,330 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 7 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 413,143,082 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 9, the number of Shares purchased by the Company under ordinary resolution 8 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 7 provided that such additional amount shall represent up to 10% of the number of issued Shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

The Issuance Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.       PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

At the extraordinary general meeting of the Company held on November 16, 2021, the Directors were given a general unconditional mandate to repurchase Shares on the Stock Exchange. Up to the Latest Practicable Date, such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

LETTER FROM THE BOARD

In order to give the Company the flexibility to repurchase Shares if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares representing up to 10% of the total number of issued Shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,709,903,330 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 8 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 206,571,541 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to repurchase any Shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

5.       PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint PricewaterhouseCoopers as the independent auditor of the Company for the year ending 31 December 2022 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. PricewaterhouseCoopers have indicated their willingness to be re-appointed as auditor of the Company for the said period.

6.       THE AGM AND PROXY ARRANGEMENT

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance Mandate and the Repurchase Mandate and the proposed re-appointment of the auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

The AGM will be held at Room 108, 339 Dongxindian, Chaoyang District, Beijing on May 17, 2022. The AGM will commence at 10:00 A.M. (Beijing time).

The Notice of the Annual General Meeting is set out on pages 19 to 24 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules. The notice is also available for viewing on the Company’s website at https://ir.lixiang.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 15, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York Time, on May 11, 2022 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

The Company is controlled through weighted voting rights. Holders of Class A Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote per Share. Holders of Class B Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have ten votes per Share (i.e. resolutions 1, 2, 6 and 7 to 9 in the notice of the AGM), save for resolutions with respect to any Reserved Matters, in which case they shall have one vote per Share (i.e. resolutions 3 to 5 and 10, regarding the re-election of independent non-executive directors and the re-appointment of auditor, in the notice of the AGM). Holders of Class A Shares and Class B Shares shall at all times vote together as one class.

LETTER FROM THE BOARD

7.       RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance Mandate and the Repurchase Mandate and the re-appointment of auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)     FAN ZHENG

Position and experience

Mr. Fan Zheng (樊錚) (“Mr. Fan”), aged 43, is a non-executive Director (under the Hong Kong Listing Rules) of the Company and has served as our independent director (under applicable U.S. regulations) since October 2020. Prior to joining us, Mr. Fan served as co-founder and vice president of Autohome from June 1999 to October 2016. At Autohome, Mr. Fan was primarily responsible for its technological operations. Mr. Fan graduated with a college diploma in computer science from Hebei University of Science and Technology in July 2000.

Save as disclosed above, Mr. Fan has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the appointment letter issued by the Company to Mr. Fan, his initial term of office is three years commencing from the date of his appointment or until the third annual general meeting of the Company since the Listing Date, whichever is sooner. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Fan does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Fan was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO are set out below:

(i)	He is interested in the 86,978,960 Class A Ordinary Shares held by Rainbow Six Limited, a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. Fan (as the settlor) for the benefit of Mr. Fan and his family. As such, Mr. Fan is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Save as disclosed above, Mr. Fan was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Fan is entitled to receive a cash compensation of US$50,000 per annum, in his capacity as non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the

Shareholders

As far as the Directors are aware, there is no information of Mr. Fan to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Fan that need to be brought to the attention of the Shareholders.

(2)      ZHAO HONGQIANG

Position and experience

Mr. Zhao Hongqiang (趙宏強) (“Mr. Zhao”), aged 45, has served as an independent director of our Company since July 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Zhao serves as an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608) (“BaiRong”), a leading big-data application platform in financial sector in China, since June 2018. Mr. Zhao also currently serves as an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company since May 2018. Previously, Mr. Zhao served as chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at the Public Company Accounting Oversight Board, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being Manager Audit. Mr. Zhao accumulated corporate governance knowledge and experience through his aforementioned positions and directorships at BaiRong, NetEase Lede Technology Co., Ltd. Beijing Branch and the Public Company Accounting Oversight Board of the SEC. Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University in July 1999 and a master’s degree in accountancy from the George Washington University in May 2001.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Save as disclosed above, Mr. Zhao has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the appointment letter issued by the Company to Mr. Zhao, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhao does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhao was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Zhao is entitled to receive a cash compensation of US$50,000 per annum, in his capacity as independent non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhao to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Zhao that need to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

(3)     JIANG ZHENYU

Position and experience

Mr. Jiang Zhenyu (姜震宇) (“Mr. Jiang”), aged 48, was appointed as an independent non-executive Director with effect from the Listing Date. Mr. Jiang has more than 12 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively. At Dida Inc, Mr. Jiang is primarily responsible for finance, investments and capital market activities and corporate governance related matters. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang accumulated corporate governance knowledge and experience through his aforementioned senior management positions at Dida Inc, Cheetah Mobile Inc. and 9F Inc.. Mr. Jiang graduated from Tsinghua University with a bachelor’s degree and a master’s degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master’s degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

Save as disclosed above, Mr. Jiang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the appointment letter issued by the Company to Mr. Jiang, his initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Jiang does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Jiang was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Jiang is entitled to receive a cash compensation of US$50,000 per annum, in his capacity as independent non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Jiang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Jiang that need to be brought to the attention of the Shareholders.

(4)     XIAO XING

Position and experience

Prof. Xiao Xing (肖星) (“Prof. Xiao”), aged 51, was appointed as an independent non-executive Director with effect from the Listing Date. Prof. Xiao is a Professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao’s main research areas are corporate governance, financial management, financial statement analysis and financial accounting. Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) since January 2019; an independent director of Bloomage Biotechnology Corporation Limited (Shanghai Stock Exchange stock code: 688363) since March 2019; and an independent non-executive director of Agricultural Bank of China Limited (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to July 2021; independent director of Goertek Inc. (Shenzhen Stock Exchange stock code: 002241) from September 2013 to November 2019; an independent director of Beijing Thunisoft Corporation Limited (Shenzhen Stock Exchange stock code: 300271) from June 2019 to March 2020; and an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao accumulated corporate governance knowledge and experience through her academic research and the foregoing directorships. Prof. Xiao received a bachelor’s degree in mechanical engineering and

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

a second bachelor’s degree in business management from Tsinghua University in July 1994 and a master’s degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

Save as disclosed above, Prof. Xiao has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the appointment letter issued by the Company to Prof. Xiao, her initial term of office is three years commencing from the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner. She is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Prof. Xiao does not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Prof. Xiao was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Prof. Xiao is entitled to receive a cash compensation of US$50,000 per annum, in her capacity as independent non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Prof. Xiao to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Prof. Xiao that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON
THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.       REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.       SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,065,715,410 Shares, out of which 1,709,903,330 were Class A Ordinary Shares and 355,812,080 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 8 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 2,065,715,410 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 206,571,541 Shares, representing 10% of the total number of issued Shares as at the date of the AGM.

3.       FUNDING OF REPURCHASES

Repurchases of Shares will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON
THE REPURCHASE MANDATE

4.       IMPACT OF REPURCHASES

There may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Prospectus of the Company for the year ended December 31, 2021) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.       TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Li. Mr. Li beneficially owns 108,557,400 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares, representing approximately 69.60% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Li to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.       GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

7.       MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2021
August (since the Listing Date)	118.50	101.80
September	121.60	99.00
October	136.60	98.05
November	136.00	112.50
December	145.00	109.50

2022
January	129.00	90.05
February	118.20	102.80
March	124.70	67.30
April (up to and including the Latest Practicable Date)	113.10	102.60

8.       REPURCHASES OF SHARES MADE BY THE COMPANY

During the period starting on the Listing Date and up to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares on the Stock Exchange.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

NOTICE OF ANNUAL GENERAL MEETING

to be held on May 17, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING (the “AGM”) of Li Auto Inc. (the “Company”) will be held at 10:00 a.m. Beijing time on May 17, 2022 at Room 108, 339 Dongxindian, Chaoyang District, Beijing, China for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated April 12, 2022):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2021 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Fan Zheng as a non-executive Director.

3.	To re-elect Mr. Zhao Hongqiang as an independent non-executive Director.

4.	To re-elect Mr. Jiang Zhenyu as an independent non-executive Director.

5.	To re-elect Prof. Xiao Xing as an independent non-executive Director.

6.	To authorize the Board to fix the remuneration of the Directors of the Company.

NOTICE OF THE ANNUAL GENERAL MEETING

7.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2019 Plan and the 2020 Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

NOTICE OF THE ANNUAL GENERAL MEETING

(v)	a specific authority granted by the Shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

8.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong

NOTICE OF THE ANNUAL GENERAL MEETING

and the Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

9.	as an ordinary resolution, THAT conditional upon the passing of resolutions set out in items 7 and 8 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 7 of the Notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 8 of the Notice, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).

10.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.

NOTICE OF THE ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on April 13, 2022, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on April 13, 2022, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. In order to prevent the spread of the COVID-19 pandemic and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at http://ir.lixiang.com.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 15, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York Time, on May 6, 2022 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By Order of the Board of Directors,
Li Auto Inc.

/s/Li Xiang
Li Xiang
Chairman of the Board

Head Office:	Registered Office:
Li Auto R&D Headquarters	PO Box 309, Ugland House
11 Wenliang Street	Grand Cayman KY1-1104
Shunyi District, Beijing, 101399	Cayman Islands
People’s Republic of China

April 12, 2022

As of the date of this notice, the board of directors of the Company comprises Mr. Li Xiang, Mr. Shen Yanan, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Mr. Zhao Hongqiang, Mr. Jiang Zhenyu, and Prof. Xiao Xing as independent non-executive directors.